

10032698

11- 00387

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

Form G-FIN

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. x☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. x☐ Government Securities Broker & Dealer

3. Filing status of notice:

A. ☐ Notice
B. x☐ Amendment

4. A. Full name of the financial institution:

Bank of America, N.A.

B. Address of principal office of financial institution:

100 North Tryon Street, Charlotte, NC 28255

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

214 N. Tryon Street, Charlotte, NC 28255

D. Mailing address if different from (B) or (C):

901 W. Trade Street, 4th Floor, NC1-003-04-26, Charlotte, NC 28255

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Christy Berthelsen	SVP/Senior Registration Manager	980-386-9749

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. _x_ Yes B. ___ No
(If yes, provide addresses and describe activities.)

600 Peachtree Street, N.E., Atlanta, GA 30308

901 Main Street, Dallas, TX 75202

333 S. Hope Street, Los Angeles, CA 90071

800 Fifth Avenue, Seattle, WA 98104

800 Market St., St. Louis, MO 63101

Bank of America, N.A.
(#5 continued)

101 California St., San Francisco, CA 94111

One Bryant Park, New York, NY 10036

1 Financial Center, Boston, MA 02111

8300 Greensboro Drive, McLean, VA 22102

701 Brickell Ave., Miami, FL 33131

1 N. Wacker Drive, Chicago, IL 60606

200 N. College Street, Charlotte, NC 29255

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Guardino	Joseph	Anthony	Managing Director
Berretta	Frederick	Ray	Managing Director
Mann	John	Roy	SVP
Wyatt, III	Robert	Theodore	SVP
Schuer	Christopher	Charles	Principal
Airing	Bradley	Todd	SVP
Walsh	Christopher	Greg	Managing Director
Sherman	Vaughn	Leroy	Managing Director
Fannan	Philip	Michael	SVP
Winston	Dorothea	Welcing	SVP
Mullen	Thomas	Cooper	SVP

Bank of America, N.A.
(#6 continued)

Hollender	Steven	Ira	Managing Director
Last	First	Middle	Title
*Da Silva	Fabio	Aparecido	Managing Director
Last	First	Middle	Title
*Tipton	Nancy	Rowell	Director
Last	First	Middle	Title

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

* New names added

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?
A.X☐Yes B. ☐No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

Kevin	G	Finnegan	SVP
First	Middle	Last	Title

[signature] 11/30/10

Manual Signature Date

Tonvr 6/16/10

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative
Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Tipton (Last) Nancy (First) Rowell (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME Bank of America N.A.
   B. REGISTRATION NUMBER 862146
   C. MAIN ADDRESS 214 N. Tryon St
   Charlotte, NC 28255

3. OFFICE OF EMPLOYMENT OF APPLICANT 214 N. Tryon St Charlotte NC 28214

4. DATE OF EMPLOYMENT WITH MSD August (Month) 25 (Day) 2005 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency...☒ Board of Governors of the Federal Reserve System...☐ Federal Deposit Insurance Corporation...☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative ☐ Government Securities Representative ☐
   Municipal Securities Principal ☒ Government Securities Supervisor ☒

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

		Capacity: Supervisory	Capacity: Non-Supervisory
A.	Underwriting, trading or sales of municipal securities:	☒	☐
B.	Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐
C.	Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☐
D.	Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☐
E.	Processing and clearing activities with respect to municipal securities:	☐	N/A
F.	Maintenance of records involving activities described in items 7.A through 7.E above:	☐	N/A
G.	Training of municipal securities principals or municipal securities representatives:	☐	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED

Date 6/8/10 — Print Name of Municipal Securities Principal: Frederick R. Bereth[illegible] — Signature of Municipal Securities Principal: [signature]

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Tipton NANCY Lynn
Name: Last First Middle

10. ______
Social Security Number (optional)

11. 2655 Shamrock Rd
Resident Street Address

12. Harrisburg NC 28075
City State Zip

13. 4-7 71
Date of Birth (Month/Day/Year)

14. Monroe, NC
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: Nancy Lynn Rowell

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
Wachovia Securities		4/1999	8/2005	Sr. Sales Asst	another job offer	Full

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
2655 Shamrock Rd Harrisburg NC	11/2003	present

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☒ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination Series 53 Approximate Date (mm/yy) 01/2010

Type of Examination ______ Approximate Date (mm/yy) ______

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☒

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

19. Are you currently bonded? Yes ☒ No ☐

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☒

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☒

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☒

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☒

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☒

Date June 4, 2016 Signature of Applicant [signature]

Acknowledgement for



FORM MSD-4 ☒

FORM G-FIN-4 ☒


RECEIVED
JUN 17 2010
Credit & Market Risk

Receipt Stamp

26. Applicant Name Nancy Tipton
27. Bank Municipal Securities Dealer Name Bank of America N.A.
28. Bank Municipal Securities Dealer Address 214 N. Tryon St. Charlotte, NC 28255
29. Attention: Lawtonya Ballard

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Mail the form to the ~~Regulator indicated in item~~ 5

The Office of the Comptroller of the Currency
Credit and Market Risk, (MS 9-14)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Special Activities Section
Mail Stop 406
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429

6/11/10

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative
Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME DA SILVA (Last) FABIO (First) ____ Middle (if none, write "n/a")

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME Bank of America N.A.
   B. REGISTRATION NUMBER 862146
   C. MAIN ADDRESS 214 N. Tryon St. Charlotte, NC 28255

3. OFFICE OF EMPLOYMENT OF APPLICANT 1 BRYANT PARK - 4th FLOOR - NYC - NY

4. DATE OF EMPLOYMENT WITH MSD ____ Month ____ Day ____ Year

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☒ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative .... ☐ Government Securities Representative .... ☐
   Municipal Securities Principal .... n/a ☒ Government Securities Supervisor .... ☒

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

		Capacity	
		Supervisory	Non-Supervisory
A.	Underwriting, trading or sales of municipal securities:	☒	☐
B.	Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐
C.	Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☐
D.	Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☐
E.	Processing and clearing activities with respect to municipal securities:	☐	N/A
F.	Maintenance of records involving activities described in items 7.A through 7.E above:	☐	N/A
G.	Training of municipal securities principals or municipal securities representatives:	☐	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED

04 JUN 2010 — Date

FABIO A. DA SILVA — Print Name of Municipal Securities Principal

[signature] — Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. DA SILVA FABIO A
Name: Last First Middle

10. ______
Social Security Number (optional)

11. 2 RIVER TERRACE #7F, NY, NY
Resident Street Address

12. NEW YORK NY 10282
City State Zip

13. 04/30/69
Date of Birth (Month/Day/Year)

14. TRES MARIAS - M-G. - BRAZIL
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: FABIO SILVA

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
GOLDMAN SACHS & CO.	IB	04/02	04/07	VP	JOIN ML	FULL
MERRILL LYNCH	IB	08/97	04/02	DIR.	JOIN GS	FULL

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
2 RIVER TERRACE, NY, NY, 10282	07/08	PRESENT
273 WATER STREET, NY, NY, 10038	08/05	07/08
225 RECTOR PLACE, NY, NY, 10280	02/00	08/05

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☒ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination SERIES 9 & 10 Approximate Date (mm/yy) 04/07

Type of Examination ______ Approximate Date (mm/yy) ______

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☒

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

19. Are you currently bonded? Yes ☒ No ☐

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☒

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☒

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☒

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☒

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☒

Date 04 JUN 10 Signature of Applicant ______


RECEIVED
JUN 14 2010
Credit & Market Risk

Acknowledgement for
FORM MSD-4 ☒
FORM G-FIN-4 ☐

26. Applicant Name FABIO A. DA SILVA
27. Bank Municipal Securities Dealer Name Bank of America NA
28. Bank Municipal Securities Dealer Address 901 W. Trade St. Charlotte, NC 28255
29. Attention: Laytonya Ballard

Receipt Stamp

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Mail the form to the Regulator indicated in item 5

The Office of the Comptroller of the Currency
Credit and Market Risk, (MS 9-14)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Special Activities Section
Mail Stop 406
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429